SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*

                       DIGITAL COURIER TECHNOLOGIES, INC.
                    -----------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    253838106
                                ----------------
                                 (CUSIP Number)

                                November 23, 1998
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No. 253838106                                           Page 2 of 12 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  280,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            280,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            280,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]
11       Percent of Class Represented By Amount in Row (9)

                                    2.08%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 253838106                                           Page 3 of 12 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON CAPITAL, LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  280,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            280,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            280,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]
11       Percent of Class Represented By Amount in Row (9)

                                    2.08%

12       Type of Reporting Person*

                  OO
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 253838106                                           Page 4 of 12 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  520,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            520,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            520,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]
11       Percent of Class Represented By Amount in Row (9)

                                    3.82%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 253838106                                           Page 5 of 12 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON ASSET MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  520,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            520,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            520,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]
11       Percent of Class Represented By Amount in Row (9)

                                    3.82%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 12 Pages


Item 1(a)         Name of Issuer:

                  Digital Courier Technologies, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  136 Herber Avenue, Suite 204, Park City, Utah 84060

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Brown Simpson Strategic Growth Fund, L.P., a New York limited partnership ("BSSGF L.P."),

                  (ii) Brown Simpson Capital, LLC, a New York limited liability company ("Brown Simpson Capital"),

                  (iii) Brown Simpson Strategic Growth Fund, Ltd., a Cayman Islands corporation ("BSSGF Ltd.") and

                  (iv)     Brown  Simpson  Asset  Management,  LLC,  a New  York
                           limited   liability  company  ("Brown  Simpson  Asset
                           Management").

                  The General Partner of BSSGF, L.P. is Brown Simpson Capital, the members of which are Brown Simpson Partners, LLC ("BSP") and Brown Simpson Holdings, LLC ("BSH"). Brown Simpson Asset Management serves as the investment manager to BSSGF, Ltd. pursuant to an investment management contract. The members of Brown Simpson Asset Management are Brown Simpson, LLC ("BS") and Brown Simpson Limited, LLC ("BSL"). Mitchell Kaye, James Simpson, Evan Levine and Matthew Brown (collectively, the "Members") are the individual members of, and each holds a 25% interest in each of BSP, BSH, BS and BSL.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of BSSGF L.P., Brown Simpson Capital, BSSGF Ltd. and Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 40th Floor, New York, NY 10019. The address and principal business of BSSGF, Ltd. is Citco Fund Services, Corporation Center, West Bay Road, P.O. Box 31106, SMB Grand Cayman, Cayman Islands.

Item 2(c)         Citizenship:

                  i)       BSSGF L.P. is a New York limited partnership;

                  ii) Brown Simpson Capital is a New York limited liability company;

                  iii)     BSSGF Ltd. is a Cayman Islands corporation; and

                  iv) Brown Simpson Asset Management is a New York limited liability company.

                                                              Page 7 of 12 Pages


Item 2(d)         Title of Class of Securities:

                           Common Stock, $.0001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           253838106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of December 1, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)      Each of BSSGF L.P. and Brown Simpson Capital
may be deemed to be the beneficial owner of 280,000 Shares. This number consists of (1) 140,000 Shares held for the account of BSSGF L.P. and (2) 140,000 Shares issuable upon exercise of warrants held for the account of BSSGF L.P.

                           (ii)     Each of BSSGF Ltd. and Brown  Simpson  Asset
Management may be deemed to be the beneficial owner of 520,000 Shares. This number consists of (1) 260,000 Shares held for the account of BSSGF Ltd. and (2) 260,000 Shares issuable upon the exercise of warrants held for the account of BSSGF Ltd.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of BSSGF L.P. and Brown
Simpson Capital may be deemed to be the beneficial owner constitutes approximately 2.08% of the total number of Shares outstanding (assuming the exercise by BSSGF L.P. of all of the warrants it holds).

                  (ii) The number of Shares of which each of BSSGF Ltd. and Brown Simpson Asset Management may be deemed to be the beneficial owner constitutes approximately 3.82% of the total number of Shares outstanding (assuming the exercise by BSSGF Ltd. of all of the warrants it holds).

                                                              Page 8 of 12 Pages


Item 4(c)         Number of shares as to which such person has:

     BSSGF L.P.
     ----------

     (i)      Sole power to vote or to direct the vote:                        0

     (ii)     Shared power to vote or to direct the vote:                280,000

     (iii)    Sole power to dispose or to direct the disposition of:           0

     (iv)     Shared power to dispose or to direct the disposition of:   280,000


     Brown Simpson Capital
     ---------------------

     (i)      Sole power to vote or to direct the vote:                        0

     (ii)     Shared power to vote or to direct the vote:                280,000

     (iii)    Sole power to dispose or to direct the disposition of:           0

     (iv)     Shared power to dispose or to direct the disposition of:   280,000


     BSSGF Ltd.
     ----------

     (i)      Sole power to vote or to direct the vote:                        0

     (ii)     Shared power to vote or to direct the vote:                520,000

     (iii)    Sole power to dispose or to direct the disposition of:           0

     (iv)     Shared power to dispose or to direct the disposition of:   520,000


     Brown Simpson Asset Management
     ------------------------------

     (i)      Sole power to vote or to direct the vote:                        0

     (ii)     Shared power to vote or to direct the vote:                520,000

     (iii)    Sole power to dispose or to direct the disposition of:           0

     (iv)     Shared power to dispose or to direct the disposition of:   520,000

                                                              Page 9 of 12 Pages


Item 5.       Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

                           (i)      The partners of BSSGF L.P. have the right to
participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF L.P. in accordance with their partnership interests in BSSGF L.P.

                           (ii)     The  shareholders  of  BSSGF  Ltd.  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF Ltd. in accordance with their ownership interests in BSSGF Ltd.

              BSSGF L.P. expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF Ltd. BSSGF Ltd.
expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF L.P.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           This Item 7 is not applicable.

Item 8.       Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.       Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.      Certification:

              By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 12 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 1, 1998           BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

                                  By:    Brown Simpson Capital, LLC
                                         Its General Partner

                                         By:      Brown Simpson Partners, LLC
                                                  Its Member

                                                  By:  /s/ Evan M. Levine
                                                       -------------------------
                                                       Evan M. Levine
                                                       Its Member


Date:  December 1, 1998           BROWN SIMPSON CAPITAL, LLC

                                  By:    Brown Simpson Partners, LLC
                                         Its Member

                                         By:  /s/ Evan M. Levine
                                              ----------------------------------
                                              Evan M. Levine
                                              Its Member


Date:  December 1, 1998           BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

                                  By:    Brown Simpson Asset Management LLC

                                         By:      Brown Simpson, LLC
                                                  Its Member

                                                  By:  /s/ Evan M. Levine
                                                       -------------------------
                                                       Evan M. Levine
                                                       Its Member


Date:  December 1, 1998           BROWN SIMPSON ASSET MANAGEMENT LLC

                                  By:    Brown Simpson, LLC
                                         Its Member

                                         By: /s/ Evan M. Levine
                                             -----------------------------------
                                             Evan M. Levine
                                             Its Member

                                                             Page 11 of 12 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.           Joint Filing  Agreement dated December 1, 1998
             by and among Brown  Simpson  Strategic  Growth
             Fund, L.P., Brown Simpson Capital,  LLC, Brown
             Simpson  Strategic Growth Fund, Ltd. and Brown
             Simpson Asset Management,LLC..................                   12